Filed Pursuant to Rule 433

to Prospectus dated June 25, 2018

Registration Statement No. 333-221291

Email to Employees, January 17, 2019

Dominion Energy Reliability Investment (DERI)* would like to welcome Southeast Energy Group colleagues to the family and wish everyone a Happy New Year! To help you start off 2019 in the right direction, we have increased personal investment balance rates again as reflected below.

Benefits of Investing in DERI:

•	Competitive returns with no maintenance fees

•	Easy access to your investment along with check-writing privileges

•	Online portal to manage your investment

To learn more about DERI and join this exciting program, please visit the DERI website or call the DERI customer service center at 866.876.0001.

*

DERI is a Dominion Energy sponsored investment program where the company borrows directly from investors. In return, investors receive a competitive floating interest rate similar to that of a short-term CD, but with the flexibility of a money market account.

Dominion Energy, Inc. has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus that is included in that registration statement, as well as the other documents that Dominion Energy, Inc. has filed with the SEC, for more complete information about Dominion Energy, Inc. and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov or the DERI website at www.dominionenergy.com/deri. Alternatively, Dominion Energy, Inc. will arrange to send you a prospectus if you request it by calling toll free at 866.876.0001.